Exhibit 99.1

Public Traded Company

Registered Office: Avenida da Liberdade nº 195 – Lisboa

Registered share capital: € 1,500,000,000.00

Registered with the Lisbon Registrar of Companies under no. 1607

Corporate Registration no. 500852367

INFORMATION

BES hereby informs the New York Stock Exchange (the “NYSE”) that its wholly owned subsidiary Espirito Santo Overseas Limited will redeem on December 1, 2003 in whole, the 4,000,000 8.5% Non-cumulative Guaranteed Preference Shares, Series A (US$100,000,000.00), issued in December 1993 and listed on the NYSE, at a redemption price of US$25.00 per share plus accrued and unpaid dividends, from September 30, 2003 (inclusive) to December 1, 2003 (exclusive), of US$0.36007, per share.

Lisbon, October 30, 2003